Koor Industries Limited
                                                        (An Israeli Corporation)

Condensed Consolidated Interim Financial Statements as at June 30, 2004
--------------------------------------------------------------------------------

Contents


                                                                      Page


Review Report of the Auditors                                           2


Condensed Consolidated Interim Financial Statements at
June 30, 2004 (Unaudited)

Condensed Consolidated Interim Balance Sheets                           3

Condensed Consolidated Interim Statements of Income                     4

Condensed Interim Statements of Shareholders' Equity                    5-8

Condensed Consolidated Interim Statements of Cash Flows                 9-13

Notes to the Interim Financial Statements                               14-25

The Board of Directors
Koor Industries Limited
-----------------------

Review report of unaudited condensed consolidated interim financial statements for the six and three month periods ended June 30, 2004

At your request, we have reviewed the condensed consolidated interim balance sheet of Koor Industries Limited and its subsidiaries as at June 30, 2004, and the related condensed consolidated interim statements of income, the condensed interim statement of shareholders' equity and the condensed consolidated interim statements of cash flows for the six and three month periods then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter-alia, reading the said financial statements, reading the minutes of the Shareholders' Meetings and of the meeting of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

The review reports of certain subsidiaries whose assets as at June 30, 2004 constitute 17% of the total consolidated assets and whose revenues for the six months then ended constitute 15% of the total consolidated revenues and revenues for the three months then ended constitute 17% of the total consolidated revenues have been reviewed by other auditors. The financial statements of affiliates, the investment in which, on the equity basis, as at June 30, 2004 totaled approximately NIS 247 million and the equity of Koor in their gains for the six months then ended totaled approximately NIS 9 million, and for the three months then ended totaled approximately NIS 13 million, have also been reviewed by other auditors.

Since the review performed was limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, including the reading of the review reports of the other auditors as stated above, nothing came to our attention which would indicate the necessity of making any material modifications to the interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles in Israel.

We draw attention to Note 5 to the consolidated financial statements regarding an investigation, which is being conducted by the Commissioner of Restrictive Trade Practices, concerning the alleged coordination of operations within the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.


Somekh Chaikin
Certified Public Accountants (Isr.)

August 25, 2004



Condensed Consolidated Interim Balance Sheets
------------------------------------------------------------------------------------------------------------------------------------



                                                                                                                  Convenience
                                                                                                                  Translation
                                                                                                                    (Note 1B)
                                                                                                                -------------
                                                                   June 30                     December 31            June 30
                                                         -------------------------------
                                                                 2004               2003              2003               2004
                                                         ------------    ---------------- -----------------      -------------
                                                                  Unaudited                        Audited          Unaudited
                                                          ------------------------------ -----------------      -------------
                                                                         Adjusted to New   Adjusted to New
                                                                         Israeli shekels   Israeli shekels
                                                             Reported              (NIS)             (NIS)
                                                             amounts*   of December 2003  of December 2003
                                                          -----------  -----------------  ----------------      -------------
                                                                         NIS thousands                          US$ thousands
                                                          ------------------------------------------------      -------------

Assets

Current assets
Cash and cash equivalents                                    946,303            875,474           593,403            210,430
Short-term deposits and investments                          533,446            370,111           366,809            118,623
Trade receivables                                          2,188,163          2,056,156         2,052,461            486,583
Other accounts receivable                                    453,217            452,698           452,170            100,782
Assets designated for sale                                    42,335             42,912            42,525              9,414
Inventories and work in progress, net of
 customer advances                                         1,848,935          1,705,488         1,885,751            411,148
                                                          ----------         ----------        ----------          ---------
Total current assets                                       6,012,399          5,502,839         5,393,119          1,336,980
                                                          ----------         ----------        ----------          ---------

Investments and long-term receivables
Investments in affiliates                                    956,477            918,634           943,764            212,692
Other investments and receivables                            471,261            551,875           483,384            104,795
                                                          ----------         ----------        ----------          ---------
                                                           1,427,738          1,470,509         1,427,148            317,487
                                                          ----------         ----------        ----------          ---------
Fixed assets, net                                          2,974,555          2,920,044         2,928,407            661,453
                                                          ----------         ----------        ----------          ---------

Intangible assets, deferred tax assets and
 deferred expenses, net                                    2,467,782          2,156,208         2,121,083            548,762
                                                          ----------         ----------        ----------          ---------




                                                          ----------         ----------        ----------          ---------
                                                          12,882,474         12,049,600        11,869,757          2,864,682
                                                          ==========         ==========        ==========          =========

*    With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.

The accompanying notes are an integral part of the financial statements.





                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  Translation
                                                                                                                    (Note 1B)
                                                                                                                -------------
                                                                   June 30                     December 31            June 30
                                                         -------------------------------
                                                                 2004               2003              2003               2004
                                                         ------------    ---------------- -----------------      -------------
                                                                  Unaudited                        Audited          Unaudited
                                                          ------------------------------ -----------------      -------------
                                                                         Adjusted to New   Adjusted to New
                                                                         Israeli shekels   Israeli shekels
                                                             Reported              (NIS)             (NIS)
                                                             amounts*   of December 2003  of December 2003
                                                          -----------  -----------------  ----------------      -------------
                                                                         NIS thousands                          US$ thousands
                                                          ------------------------------------------------      -------------


Liabilities and Shareholders' equity

Current Liabilities
Credit from banks and others                               1,302,377          1,432,439         1,577,402            289,610
Trade payables                                             1,416,065          1,155,608         1,342,783            314,891
Other payables                                             1,325,893          1,365,092         1,270,217            294,840
Customer advances, net of work
 in progress                                                 183,176            216,956           156,441             40,733
                                                          ----------         ----------        ----------          ---------
Total current liabilities                                  4,227,511          4,170,095         4,346,843            940,074
                                                          ----------         ----------        ----------          ---------
Long-term liabilities
Net of current maturities:
Bank loans                                                 2,570,253          3,635,698         3,006,343            571,548
Other loans                                                  248,819            116,262           113,494             55,330
Convertible debentures of subsidiary                         674,550            383,746                 -            150,000
Customer advances                                            172,106            205,437           194,094             38,271
Deferred taxes                                               242,725            184,587           199,787             53,975
Liability for employee severance
 benefits, net                                               211,245            224,072           192,002             46,975
                                                          ----------         ----------        ----------          ---------
Total long-term liabilities                                4,119,698          4,749,802         3,705,720            916,099
                                                          ----------         ----------        ----------          ---------
Convertible debentures of subsidiary                         245,586                  -           340,270             54,611
                                                          ----------         ----------        ----------          ---------
Minority interest                                          2,329,261          1,549,138         1,736,531            517,959
                                                          ----------         ----------        ----------          ---------
Shareholders' equity                                       1,960,418          1,580,565         1,740,393            435,939
                                                          ----------         ----------        ----------          ---------

                                                          ----------         ----------        ----------          ---------

                                                          12,882,474         12,049,600        11,869,757          2,864,682
                                                          ==========         ==========        ==========          =========

*    With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.


--------------------------------          --------------------------------              --------------------------------
            Ron Feinstein                          Prof. Gabriela Shalev                           Yuval Yanai
Member of the Board of Directors          Member of the Board of Directors              Executive Vice President and CFO


August 25, 2004

                                                                                                                                   3

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


                                                                                                           Koor Industries Limited
                                                                                                           (An Israeli Corporation)
Condensed Consolidated Interim Statements of Income
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                                -------------
                                      Six months ended               Three months ended            Year ended      Six months
                                          June 30                         June 30                 December 31   ended June 30
                                         2004            2003            2004            2003            2003            2004
                                  -----------     -----------     -----------   -------------   -------------   -------------
                                  (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)       (Audited)     (Unaudited)
                                  -----------     -----------     -----------   -------------   -------------   -------------
                                                  Adjusted to                     Adjusted to     Adjusted to
                                                  New Israeli                     New Israeli     New Israeli
                                                Shekels (NIS)                   Shekels (NIS)   Shekels (NIS)
                                     Reported              of        Reported              of              of
                                     amounts*   December 2003        amounts*   December 2003   December 2003
                                  -----------     -----------     -----------   -------------   -------------   -------------
                                                               NIS thousands                                    US$ thousands
                                  ---------------------------------------------------------------------------   -------------

Income from sales
 and services                      4,627,321       3,942,415       2,227,413       1,826,905       7,690,430       1,028,980
Cost of sales and revenues         3,161,647       2,794,928       1,541,815       1,277,117       5,392,944         703,057
                                  -----------     -----------     -----------     -----------     -----------     -----------
Gross profit                       1,465,674       1,147,487         685,598         549,788       2,297,486         325,923
Selling and
 marketing expenses                  541,646         479,221         270,537         225,021         940,457         120,446
General and
 administrative expenses             262,658         235,295         125,861         113,256         460,744          58,408
                                  -----------     -----------     -----------     -----------     -----------     -----------
Operating income                     661,370         432,971         289,200         211,511         896,285         147,069
Financing expenses, net              153,341          58,223          72,142          30,471         228,200          34,098
                                  -----------     -----------     -----------     -----------     -----------     -----------
                                     508,029         374,748         217,058         181,040         668,085         112,971
Other income (expenses), net          30,250        (135,613)        (48,992)        (45,041)       (219,721)          6,727
                                  -----------     -----------     -----------     -----------     -----------     -----------

Profit before tax on income          538,279         239,135         168,066         135,999         448,364         119,698
Taxes on income                      205,444          54,680          42,630          23,358          85,372          45,685
                                  -----------     -----------     -----------     -----------     -----------     -----------
                                     332,835         184,455         125,436         112,641         362,992          74,013
Group equity in the
 operating results of
 affiliates, net                       3,388         (45,093)         11,718         (30,074)       (113,823)            753
                                  -----------     -----------     -----------     -----------     -----------     -----------
                                     336,223         139,362         137,154          82,567         249,169          74,766
Minority interest in
 subsidiaries, net                  (222,234)       (109,976)       (116,969)        (64,213)       (202,807)        (49,418)
                                  -----------     -----------     -----------     -----------     -----------     -----------

Net profit for the period            113,989          29,386          20,185          18,354          46,362          25,348
                                  ===========     ===========     ===========     ===========     ===========     ===========
                                         NIS             NIS             NIS             NIS             NIS             US$
                                  -----------     -----------     -----------     -----------     -----------     -----------
Profit per NIS 1 par value
 of the ordinary capital               6,979           1,952           1,236           1,212           2,950           1,553
                                  ===========     ===========     ===========     ===========     ===========     ===========

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.



The accompanying notes are an integral part of the financial statements.


                                                                                                                                   4


                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)


Condensed Interim statement of Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------




                                                                                        Company   Cumulative
                                                                                 shares held by      foreign
                                                    Number of                       the company     currency                   Total
                                                     ordinary    Share     Capital          and  translation  Retained Shareholders'
                                                    shares(1)   capital   reserves subsidiaries  adjustments     loss         Equity
                                                  -----------   -------   -------- ------------  -----------  -------- -------------
                                                                              Reported amounts*
                                                               ---------------------------------------------------------------------
                                                                                 NIS thousands
                                                               ---------------------------------------------------------------------


Balance as at January 1, 2004 (Audited)            15,741,160   564,515  2,564,099    (80,321)     (196,758) (1,111,142)   1,740,393

Changes during the six months ended
 June 30, 2004 (Unaudited):
Net profit for the period                                   -         -          -          -             -     113,989      113,989
Exercise of stock options to employees                 47,648       **-          -          -             -           -          **-
Cumulative foreign currency translation adjustments         -         -          -          -       106,036           -      106,036
                                                   ----------   -------   --------  ----------   -----------   --------  -----------

Balance as at June 30, 2004 (Unaudited)            15,788,808   564,515  2,564,099    (80,321)      (90,722)   (997,153)   1,960,418
                                                   ==========  ========  =========  ==========   ===========  =========   ==========

Balance as at April 1, 2004 (Unaudited)            15,772,461   564,515  2,564,099    (80,321)      (75,289) (1,017,338)   1,955,666

Changes during the three months ended
 June 30, 2004 (Unaudited):
Net profit for the period                                   -         -          -           -            -      20,185       20,185
Exercise of stock options to employees                 16,347       **-          -           -            -           -          **-
Cumulative foreign currency translation adjustments         -         -          -           -      (15,433)          -     (15,433)
                                                  -----------  -------   --------  ------------  -----------  --------  ------------

Balance as at June 30, 2004 (Unaudited)            15,788,808   564,515  2,564,099     (80,321)     (90,722)   (997,153)   1,960,418
                                                   ==========  ========  =========  ==========   ===========  =========   ==========

(1) Net of holding by the Company and subsidiaries.
* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.
** Represents an amount lower than NIS 1,000.

The accompanying notes are an integral part of the financial statements.

                                                                                                                                   5
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

                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)


Condensed Interim statement of Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------



                                                                                       Company   Cumulative
                                                                                shares held by      foreign
                                                    Number of                      the company     currency                    Total
                                                     ordinary   Share    Capital           and  translation  Retained  Shareholders'
                                                    shares(1)  capital   reserves  subsidiaries  adjustments     loss         Equity
                                                  -----------  -------   --------  ------------  -----------  --------  ------------
                                                                     Adjusted to the New Israeli Shekels (NIS) of December 2003
                                                               ---------------------------------------------------------------------
                                                                                        NIS thousands
                                                               ---------------------------------------------------------------------


Balance as at January 1, 2003 (Audited)            15,173,377   564,515  2,564,099    (272,458)    (120,609)  (1,008,378) 1,727,169

Changes during the six months ended
 June 30, 2003 (Unaudited):
Net profit for the period                                   -        -           -           -            -       29,386     29,386
Acquisition of "treasury stock"                       500,000        -           -     192,137            -     (149,126)    43,011
Cumulative foreign currency translation adjustments         -        -           -           -     (219,001)               (219,001)
                                                   ----------  --------   --------  -----------   ----------  ----------  ----------

Balance as at June 30, 2003 (Unaudited)            15,673,377   564,515  2,564,099     (80,321)    (339,610)  (1,128,118) 1,580,565
                                                   ==========  ========  =========  ===========   ==========  ==========  ==========

Balance as at April 1, 2003 (Unaudited)            15,173,377   564,515  2,564,099    (272,458)    (171,090)    (997,346) 1,687,720

Changes during the three months ended
 June 30, 2003 (Unaudited):
Net profit for the period                                   -         -          -           -            -       18,354     18,354
Acquisition of "treasury stock"                       500,000         -          -     192,137            -     (149,126)    43,011
Cumulative foreign currency translation adjustments         -         -          -           -     (168,520)           -   (168,520)
                                                   ----------   -------   --------  -----------   ----------  ----------- ----------

Balance as at June 30, 2003 (Unaudited)            15,673,377   564,515  2,564,099     (80,321)    (339,610) (1,128,118)  1,580,565
                                                   ==========  ========  =========  ===========   ========== =========== ===========

(1) Net of holding by the Company and subsidiaries.


The accompanying notes are an integral part of the financial statements.

                                                                                                                                   6


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
                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)


Condensed Interim Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------



                                                                                       Company   Cumulative
                                                                                shares held by      foreign
                                                    Number of                      the company     currency                    Total
                                                     ordinary   Share    Capital           and  translation  Retained  Shareholders'
                                                   shares(1)  capital   reserves  subsidiaries  adjustments      loss         Equity
                                                  ----------- -------   --------  ------------  -----------  --------  -------------
                                                                   Adjusted to the New Israeli Shekels (NIS) of December 2003
                                                               ---------------------------------------------------------------------
                                                                                    NIS thousands
                                                               ---------------------------------------------------------------------


Balance as at January 1, 2003 (Audited)            15,173,377 564,515  2,564,099     (272,458)     (120,609)  (1,008,378)  1,727,169

Changes during 2003 (Audited):
Net profit for the year                                     -       -          -            -             -       46,362      46,362
Exercise of stock options to employees                 67,783      *-          -            -             -          -           *-
Issuance of "treasury stock"                          500,000       -          -      192,137             -     (149,126)     43,011
Provision for decline in value of autonomous investee       -       -          -            -        73,401          -        73,401
Cumulative foreign currency translation adjustments         -       -          -            -      (149,550)         -     (149,550)
                                                   ---------- -------  ---------  -----------   -----------   ----------   ---------

Balance as at December 31, 2003 (Audited)          15,741,160 564,515  2,564,099     (80,321)      (196,758)  (1,111,142)  1,740,393
                                                   ========== =======  =========  ===========   ===========   ==========   =========


(1) Net of holding by the Company and subsidiaries.

* Represents an amount lower than NIS 1,000.







The accompanying notes are an integral part of the financial statements.

                                                                                                                                   7
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




                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)

Condensed Interim Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------------------------------

Convenience translation into US dollars (Note 1B)

                                                                                      Company   Cumulative
                                                                               shares held by      foreign
                                                                                  the company     currency                     Total
                                                              Share     Capital           and  translation   Retained  Shareholders'
                                                            capital    reserves  subsidiaries  adjustments     losses         Equity
                                                          ---------    --------  ------------  -----------  ---------  -------------
                                                                         Convenience translation (Note 1B) - US$ thousands
                                                          --------------------------------------------------------------------------


Balance as at January 1, 2004 (Audited)                     125,531     570,180        (17,861)    (43,753)  (247,085)       387,012

Changes during the six months ended
 June 30, 2004 (Unaudited):
Net profit for the period                                        -            -             -            -     25,348         25,348
Exercise of stock options to employees                          *-            -             -            -          -             *-
Cumulative foreign currency translation adjustments              -            -             -       23,579          -         23,579
                                                          ---------    --------  ------------  -----------  ---------  -------------

Balance as at June 30, 2004 (Unaudited)                     125,531     570,180       (17,861)     (20,174)  (221,737)       435,939
                                                          =========    ========  ============  ===========  =========  =============


* Represents an amount lower than US$ 1,000.


The accompanying notes are an integral part of the financial statements.



                                                                                                                                   8
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



                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)


Condensed Consolidated Interim Statements of Cash Flows
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                                -------------
                                        Six months ended               Three months ended          Year ended     Six months
                                            June 30                         June 30                December 31 ended June 30
                                  ---------------------------     ---------------------------
                                         2004            2003            2004            2003            2003            2004
                                  ----------- ---------------     ----------- --------------- ---------------   -------------
                                  (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)       (Audited)     (Unaudited)
                                  ----------- ---------------     ----------- --------------- ---------------   -------------
                                                  Adjusted to                     Adjusted to     Adjusted to
                                                  New Israeli                     New Israeli     New Israeli
                                     Reported Shekels (NIS)of        Reported Shekels (NIS)of Shekels (NIS)of
                                     amounts*   December 2003        amounts*   December 2003   December 2003
                                  ----------- ---------------     ----------- --------------- ---------------   -------------
                                                               NIS thousands                                    US$ thousands
                                  ---------------------------------------------------------------------------   -------------


Cash flows generated
 by operating activities:
Net profit (loss) for the period      113,989          29,386         20,185          18,354          46,362          25,348
Adjustments to reconcile net
 income to net cash flows
 generated by operating
 activities (a)                       593,756         425,783        668,221         393,447         728,413         132,034
                                  -----------     -----------     -----------     -----------     -----------     -----------
Net cash inflow generated
 by operating activities              707,745         455,169        688,406         411,801         774,775         157,382
                                  -----------     -----------     -----------     -----------     -----------     -----------
Cash flows generated
 by investing activities:
Purchase of fixed assets             (119,577)       (101,483)       (62,099)        (47,337)       (193,424)        (26,590)
Investment grants in respect
 of fixed assets                        1,292               -          1,292               -           8,482             287
Investments in intangible
 assets and deferred expenses         (52,702)       (253,114)       (25,625)         (1,365)       (313,125)        (11,719)
Additional investment in
 subsidiaries                               -            (583)             -               -            (600)
Acquisition of consolidated
subsidiaries and
proportionately-
 consolidated subsidiary (b)         (233,509)        (13,956)      (233,509)        (13,956)        (14,372)        (51,926)
Investments in affiliates              (6,568)           (931)        (6,011)           (380)         (6,316)         (1,461)
Investment in loans to
 affiliates                              (833)           (659)          (833)           (423)         (1,616)           (185)
Repayment of loans from
 affiliates and others                       -         55,852              -          55,852         226,765               -
Proceeds from realization of
 investments in formerly
 consolidated subsidiaries, net
 of cash in those subsidiaries
 at the time they ceased being
 consolidated (c)                           -               -              -               -         (14,182)              -
Proceeds from disposal of
investments in investees,
venture capital companies
 and others                           457,947         117,725         32,440         103,121         123,742         101,834
Proceeds from sale of fixed
 assets and other assets                7,688           6,280          1,075           2,027          30,998           1,710
Investment in venture
 capital companies                    (17,870)         (7,785)        (6,709)         (2,455)        (13,580)         (3,974)
Purchase of minority interest
 in subsidiaries                       (2,712)              -         (2,712)              -               -            (603)
Change in investments and
 other receivables, net                22,645          (9,650)        15,382         (10,304)          7,465           5,036
Change in short term deposits
 and investments, net                (164,207)        604,223        (79,198)        596,237         426,348         (36,515)
                                  -----------     -----------     -----------     -----------     -----------     -----------
Net cash inflow (outflow)
 generated by investing
 activities                          (108,406)        395,919       (366,507)        681,017         266,585         (24,106)
                                  -----------     -----------     -----------     -----------     -----------     -----------

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.

The accompanying notes are an integral part of the financial statements.

                                                                                                                                   9

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

                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                                -------------
                                        Six months ended               Three months ended          Year ended      Six months
                                            June 30                         June 30               December 31   ended June 30
                                  ---------------------------     ---------------------------
                                         2004            2003            2004            2003            2003            2004
                                  ----------- ---------------     ----------- --------------- ---------------   -------------
                                  (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)       (Audited)     (Unaudited)
                                  ----------- ---------------     ----------- --------------- ---------------   -------------
                                                  Adjusted to                     Adjusted to     Adjusted to
                                                  New Israeli                     New Israeli     New Israeli
                                     Reported Shekels (NIS)of        Reported Shekels (NIS)of Shekels (NIS)of
                                     amounts*   December 2003        amounts*   December 2003   December 2003
                                  ----------- ---------------     ----------- --------------- ---------------   -------------
                                                               NIS thousands                                    US$ thousands
                                  ---------------------------------------------------------------------------   -------------


Cash flows generated
 by financing activities:
Dividend paid to minority
 in subsidiaries                     (37,434)        (40,387)        (20,625)        (40,387)        (56,529)         (8,324)
Acquisition of equity                      -          43,011               -          43,011          43,011               -
Proceeds from issuance
 of shares to minority
 interests in subsidiaries                 -          10,163               -          10,163          14,137               -
Payment of suppliers'
 credit for the purchase
 of fixed assets                     (28,391)              -               -               -               -          (6,313)
Issuance of convertible
 debentures in subsidiary            664,923               -          18,211               -               -         147,859
Proceeds from long-term
 loans and other long-
 term liabilities                    386,539         824,009         135,947         160,749         949,392          85,955
Repayment of long-term
 loans, debentures and
 other long-term liabilities      (1,062,044)     (1,381,809)       (460,005)       (810,699)     (1,891,766)       (236,167)
Credit from banks and
 others, net                        (178,041)       (169,710)       (193,971)       (238,919)       (268,028)        (39,592)
                                  -----------     -----------     -----------     -----------     -----------     -----------
Net cash outflow
 generated by financing
 activities                         (254,448)       (714,723)       (520,443)       (876,082)     (1,209,783)        (56,582)
                                  -----------     -----------     -----------     -----------     -----------     -----------
Translation differences
 in respect of cash
 balances of autonomous
 foreign investees                     8,009         (50,990)         (8,355)        (40,047)        (28,273)          1,781
                                  -----------     -----------     -----------     -----------     -----------     -----------
Increase (decrease) in
 cash and cash equivalents           352,900          85,375        (206,899)        176,689        (196,696)         78,475
Balance of cash and
 cash equivalents at
 beginning of period                 593,403         790,099       1,153,202         698,785         790,099         131,955
                                  -----------     -----------     -----------     -----------     -----------     -----------
Balance of cash and
 cash equivalents at end
 of period                           946,303         875,474         946,303         875,474         593,403         210,430
                                  ===========     ===========     ===========     ===========     ===========     ===========

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.


The accompanying notes are an integral part of the financial statements.

                                                                                                                                  10


                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                                -------------
                                        Six months ended               Three months ended          Year ended      Six months
                                            June 30                         June 30               December 31   ended June 30
                                  ---------------------------     ---------------------------
                                         2004            2003            2004            2003            2003            2004
                                  -----------     -----------     ----------- --------------- ---------------   -------------
                                  (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)       (Audited)     (Unaudited)
                                  -----------     -----------     ----------- --------------- ---------------   -------------
                                                  Adjusted to                     Adjusted to     Adjusted to
                                                  New Israeli                     New Israeli     New Israeli
                                     Reported Shekels (NIS)of        Reported Shekels (NIS)of Shekels (NIS)of
                                     amounts*   December 2003        amounts*   December 2003   December 2003
                                  -----------     -----------     ----------- --------------- ---------------   -------------
                                                               NIS thousands                                    US$ thousands
                                  ---------------------------------------------------------------------------   -------------


A.  Adjustments to
     reconcile net income
     to net cash generated
     by operating activities:

Income and expenses
 not involving cash flows:
Minority interest in
 subsidiaries, net                   222,234         109,976         116,969          64,213         202,807          49,418
Equity in operating
 results of affiliates, net           (3,388)         45,093         (11,718)         30,074         113,823            (753)
Depreciation and
 amortization                        257,235         220,943         133,839         108,243         440,856          57,201
Deferred taxes, net                   89,859         (29,443)          3,527          (8,644)        (45,206)         19,982
Increase (decrease) in
 liability for employee
 severance benefits, net              15,203         (19,108)         22,805         (22,800)        (49,822)          3,381

Capital losses (gains), net:
Fixed assets and other
 assets                               (2,095)          3,075            (703)           (243)         22,863            (466)
Investment in formerly
 consolidated subsidiaries                 -               -               -               -         (16,428)              -
Investments in investee
 companies                          (179,054)        (31,033)        (18,693)        (16,430)         (4,852)        (39,816)
Inflationary erosion
 of principal of long-term
 loans and other liabilities          29,196         (78,956)         50,465         (54,651)        (77,510)          6,492
Inflationary erosion
 (linkage) of principal of
 credit from banks and
 others                                5,837         (10,982)         (1,096)         (6,497)        (10,565)          1,298
Inflationary erosion of
 value of investments,
 deposits and loans
 receivable                          (12,589)         (6,281)         (2,616)         (8,573)         32,540          (2,799)
Changes in value of assets
 and investments**                    39,310          55,386           9,573          15,717          70,503           8,741
                                   ---------       ---------       ---------       ---------       ---------       ---------
                                     461,748         258,670         302,352         100,409         679,009         102,679
                                   ---------       ---------       ---------       ---------       ---------       ---------

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.
** Mainly changes in the value of venture capital companies.

The accompanying notes are an integral part of the financial statements.


                                                                                                                                  11


                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1B)
                                                                                                                -------------
                                        Six months ended               Three months ended          Year ended      Six months
                                            June 30                         June 30               December 31   ended June 30
                                  ---------------------------     ---------------------------
                                         2004            2003            2004            2003            2003            2004
                                  ----------- ---------------     -----------  -------------- ---------------   -------------
                                  (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)       (Audited)     (Unaudited)
                                  ----------- ---------------     ----------- --------------- ---------------   -------------
                                                  Adjusted to                     Adjusted to     Adjusted to
                                                  New Israeli                     New Israeli     New Israeli
                                     Reported Shekels (NIS)of        Reported Shekels (NIS)of Shekels (NIS)of
                                     amounts*   December 2003        amounts*   December 2003   December 2003
                                  ----------- ---------------     ----------- --------------- ---------------   -------------
                                                               NIS thousands                                    US$ thousands
                                  ---------------------------------------------------------------------------   -------------


A.  Adjustments to
     reconcile net income
     to net cash flows
     generated by
     operating activities
     (cont'd)

Changes in operating
 assets and liability items:
Decrease (increase) in
 trade receivables and
 other accounts receivable
 (after taking into account
 non-current receivables)            (59,235)       (251,590)        393,933         191,694        (218,826)        (13,172)
Decrease (increase) in
 inventories, works in
 progress less customer
 advances (including
 long-term customer
 advances and deposits)               95,059          83,082         (92,805)        (45,894)       (116,927)         21,138
Increase in trade payables
 and other payables                   96,184         335,621          64,741         147,238         385,157          21,389
                                  -----------     -----------     -----------     -----------     -----------     -----------
                                     132,008         167,113         365,869         293,038          49,404          29,355
                                  -----------     -----------     -----------     -----------     -----------     -----------
                                     593,756         425,783         668,221         393,447         728,413         132,034
                                  ===========     ===========     ===========     ===========     ===========     ===========
B. Acquisition of
   subsidiaries and
   proportionately-
   consolidated
   subsidiary:
Assets and liabilities of
 the subsidiaries at date of
 acquisition:

Working capital, excluding
 cash and cash equivalents           (50,262)        (11,804)        (50,262)        (11,804)        (12,160)        (11,177)
Fixed assets and
 investments                         (96,118)         (2,339)        (96,118)         (2,339)         (2,404)        (21,374)
Intangible assets                   (265,702)              -        (265,702)              -               -         (59,084)
Short-term liabilities                20,525               -          20,525               -               -           4,564
Long-term liabilities                123,810             187         123,810             187             192          27,532
Realization of
 subsidiary's shares held
 by its subsidiary                    34,238               -          34,238               -               -           7,614
                                  -----------     -----------     -----------     -----------     -----------     -----------
                                    (233,509)        (13,956)       (233,509)        (13,956)        (14,372)        (51,925)
                                  ===========     ===========     ===========     ===========     ===========     ===========

* With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2C.


The accompanying notes are an integral part of the financial statements.


                                                                                                                                  12


                                                                                                             Koor Industries Limited
                                                                                                            (An Israeli Corporation)

Condensed Consolidated Interim Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                                    Convenience
                                                                                                                    translation
                                                                                                                      (Note 1B)
                                                                                                                   ------------
                                        Six months ended               Three months ended          Year ended        Six months
                                            June 30                         June 30               December 31     ended June 30
                                  ---------------------------     ---------------------------
                                         2004            2003            2004            2003            2003              2004
                                  ----------- ---------------     -----------     -----------     -----------      ------------
                                                  Adjusted to
                                                  New Israeli
                                     Reported Shekels (NIS)of        Reported             Adjusted to New Israeli Shekels (NIS)
                                     amounts*   December 2003        amounts*                       of December 2003
                                  ----------- ---------------     -----------     ---------------------------------------------
                                  (Unaudited)     (Unaudited)      (Unaudited)    (Unaudited)       (Audited)       (Unaudited)
                                  ----------- ---------------     -----------     -----------     -----------      ------------


C. Proceeds from realization of investments in formerly consolidated subsidiaries, net of cash in those subsidiaries at the time they ceased being consolidated:

Assets and liabilities of
 the formerly consolidated
 subsidiaries at the time
 they ceased being
 consolidated:

Working capital deficit,
 excluding cash and cash
 equivalents                               -               -               -               -         (47,105)              -
Fixed assets and investments               -               -               -               -           8,765               -
Intangible assets                          -               -               -               -          15,440               -
Long-term liabilities                      -               -               -               -          (3,463)              -
Investments in affiliated
 companies, net                            -               -               -               -          12,971               -
Capital loss on sale of
investments in
 subsidiaries                              -               -               -               -            (790)              -
                                 -----------     -----------     -----------     -----------     -----------     -----------
                                           -               -               -               -         (14,182)              -
                                 ===========     ===========     ===========     ===========     ===========     ===========
D. Non-cash operations:
Purchase of fixed assets
 by credit                            15,403           5,047           4,064           5,047          24,514           3,425
                                 ===========     ===========     ===========     ===========     ===========     ===========
Purchase of other assets
 by credit                            43,718               -          30,134               -           6,639           9,722
                                 ===========     ===========     ===========     ===========     ===========     ===========
Proceeds from sale of
 fixed assets, investees
 and formerly consolidated
 subsidiaries and
 realization of activities                 -               -               -               -          15,145               -
                                 ===========     ===========     ===========     ===========     ===========     ===========
Proposed dividend to
 minority shareholders by
 subsidiaries                         36,570               -          17,300               -          15,446           8,132
                                 ===========     ===========     ===========     ===========     ===========     ===========
Conversion of investment
 to loan in affiliates                     -               -               -               -             470               -
                                 ===========     ===========     ===========     ===========     ===========     ===========
Proposed dividend to
 minority shareholders                     -          20,166               -          20,166               -               -
                                 ===========     ===========     ===========     ===========     ===========     ===========
Proceeds from sale of
 venture capital investments          14,757               -          14,757               -               -           3,282
                                 ===========     ===========     ===========     ===========     ===========     ===========

*  With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.

The accompanying notes are an integral part of the financial statements.


                                                                                                                                  13

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 1 - General

     A. These financial statements were prepared at June 30, 2004 and for the six and three-month periods then ended. These financial statements should be read in conjunction with the Company's audited financial statements and accompanying notes at December 31, 2003.


     B. The adjusted condensed consolidated interim financial statements as at June 30, 2004, and for the six and three-month periods then ended have been translated into U.S. dollars using the representative exchange rate at that date ($1=NIS 4.497). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.


Note 2 - Significant Accounting Policies

     A. The significant accounting policies were applied in the interim financial statements in a manner consistent with the financial statements at December 31, 2003. The financial statements for interim periods are prepared in conformity with the generally accepted accounting principles that should be applied in the preparation of financial statements for interim periods.


     B.   Definitions

          In these financial statements -

          The  Company                 - Koor Industries Ltd.[hereinafter -
                                         "Koor" or "the Company"].

          Adjusted amount              - The nominal historical amount that was
                                         adjusted in accordance with the
                                         provisions of Opinions 23, 34, 36 and
                                         37.

          Reported amount              - The adjusted amount on the transition
                                         date, plus amounts in nominal values
                                         that were added after the transition,
                                         minus amounts deducted after the
                                         transition date (December 31, 2003).

          Adjusted financial reporting - Financial reporting based on the provisions of Opinions 23, 34, 36,
                                         37 and 50.

          Nominal financial reporting  - Financial reporting based on reported amounts.

                                                        Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

     C.   Discontinuance of adjustment of financial statements

          In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuance of the Adjustment of Financial Statements". In accordance with this Standard, and in accordance with Standard No. 17 from December 2002, the adjustment of financial statements will be discontinued, commencing January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements, in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements at December 31, 2003 served as the starting point for the nominal financial reporting, commencing January 1, 2004. The Company applied the provisions of the Standard and, accordingly, discontinued the adjustment commencing January 1, 2004.


     D.   Financial statements in reported amounts

     1. In the past, the Company prepared its financial statements on the basis of historical cost adjusted to the Consumer Price Index ("CPI"). As noted, the adjusted amounts included in the financial statements at December 31, 2003 served as the starting point for the nominal financial reporting commencing January 1, 2004. Additions made during the period were included in nominal values.

     2. The non-monetary asset amounts do not necessarily represent realization value or updated economic value, but, rather, the reported amounts of those assets.

     3.   In the financial statements, "cost" means cost at the reported amount.

     4. All the comparative figures for previous periods are stated after adjustment to the CPI for December 2003.

     5.   Balance sheets:

          a.   Non-monetary items are stated in reported amounts.
          b. Monetary amounts are stated in the balance sheet in nominal historical values at the balance sheet date.

     6.   Statements of operations:

          a. Revenues and expenses deriving from non-monetary items or from balance sheet provisions are deduced from the change between the reported amount of the opening balance and the reported amount of the closing balance.
          b. The remaining statement of operations items are stated in nominal values.

     7.   Statement of changes in shareholders' equity:
          Dividend declared during the reporting period is stated in nominal values.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     E.   Initial application of Accounting Standards

     1. Accounting Standard No. 13 -Effects of Changes in Foreign Currency Exchange Rates The Company applies Accounting Standard No. 13 on "Effects of Changes in Foreign Currency Exchange Rates". The Standard deals with the translation of transactions in foreign currency and the translation of the financial statements of overseas operations for the purpose of including them in the financial statements of the reporting corporation. The Standard prescribes rules for classifying overseas operations as an autonomous overseas unit or as an integrated unit, based on the indications listed in the Standard and the use of judgment. The Standard also prescribes the way in which the financial statements of autonomous overseas units are to be translated.

          The balance of the goodwill created in the acquisition of an autonomous overseas unit is treated as an asset of that autonomous overseas unit, and is translated according to the closing rate. This differs from the principles applied in the past, whereby goodwill was translated at the rate at which the transaction was effected.

          The statements of operations of an autonomous overseas unit are translated at the exchange rate prevailing at the time the transaction is effected, or, for practical reasons, at the average exchange rate in the period. This differs from the principles that had been applied in the past, in which the financial statements were translated according to the closing rate.

          A write-down in the value of an investment in an autonomous overseas unit does not constitute partial realization. Therefore, no part of the translation differences is charged to the statement of operations when there is a write-down in value.

          The financial statements of an autonomous overseas unit that is required to present financial statements adjusted for inflation, in accordance with the accounting principles practiced in an economic environment of hyper-inflation, are translated at the closing rate.


     2. Accounting Standard No. 20 - Goodwill Amortization Period The Company applies Accounting Standard No. 20 on the Goodwill Amortization Period ("the Standard"). The Standard prescribes that amortization will be amortized over the estimated useful life, in a methodical manner. The amortization period must reflect the best possible estimate of the period in which the entity expects to derive future economic benefit from the goodwill. The amortization period will not exceed 20 years from the initial recognition date.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     F. Disclosure of the effect of new accounting standards in the period prior to their application

     In July 2004, the Israel Accounting Standards Board ("IASB") published Accounting Standard No. 19, "Taxes on Income". The Standard prescribes that a deferred tax liability is to be recognized for all temporary differences that are taxable, except for a limited number of exceptions. Likewise, a deferred tax asset is to be recognized for all temporary differences that are tax deductible, tax losses and unutilized tax benefits, if it is expected that there will be taxable income against which it can be utilized, except in a limited number of exceptions. The new Standard will apply to financial statements for periods beginning on January 1, 2005. The Standard prescribes that it is to be applied as the cumulative effect of changes in accounting method. The Company and its investees are evaluating the effect of the new Standard, but are unable, at this stage, to estimate the effect of the Standard on the financial statements.



Note 3 - Rates of Change in the Consumer Price Index and Exchange Rates of the U.S. Dollar

     Below are the rates of change that occurred in the Consumer Price Index and in the exchange rates of the U.S. Dollar during the reported periods:


                                                     Israel      Exchange rate
                                                        CPI      of one dollar
                                                  ---------      -------------
                                                     Points                NIS
                                                  ---------      -------------

         As at June 30, 2004                        181.09              4.497
         As at June 30, 2003                        181.09              4.312
         As at December 31, 2003                    178.58              4.379

                                                  Change in          Change in
                                                          %                 %
                                                  ---------      -------------

         Six months ended June 30, 2004               1.40               2.69
         Three months ended June 30, 2004             1.50              (0.68)

         Six months ended June 30, 2003              (0.50)             (8.97)
         Three months ended June 30, 2003            (1.27)             (8.00)

         Year ended December 31, 2003                (1.90)             (7.60)

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements
--------------------------------------------------------------------------------



Note 4 - Information Regarding Certain Investees

     A.   ECI Telecom Ltd. ("ECI") - an affiliate

     1. In its financial statements for the year 2003, ECI reported on a retroactive correction of its financial statements for 2002 and for the fourth quarter for the same year, relating to the decline in value of its investment in an affiliate (which was received in exchange for a transfer of certain assets), the effect of which on the investment in ECI amounts to 2 million dollars.

          The amount of the correction was taken into account by the Company, when, in the third quarter of 2002, it included a provision for decline in value of its investment in ECI, based on the valuation it received from an independent appraiser. Therefore, the correction to the financial statements of ECI has no effect on the Company's financial statements for 2002 and for 2003.

     2.   On March 9, 2004, the board of directors of ECI resolved to distribute
          7.6 million shares of ECtel (about 42% of the paid-up share capital of ECtel) as a dividend to the shareholders of ECI. The shares of ECtel were distributed on May 10, 2004 after all the requisite approvals were obtained. Prior to the distribution, ECI had held 10.5 million shares of ECtel (58% of the paid-up share capital of ECtel). Following the distribution, ECI holds 16% of the shares of ECtel and Koor directly holds 12.9% of the shares in ECtel. The investment in ECtel is presented in the financial statements of ECI and of Koor according to cost.

     3. Adjustment of the net loss of ECI as reported according to US GAAP to the net profit (loss) as reported according to Israeli GAAP:



                                         Six months         Six months      Three months      Three months         Year ended
                                      ended June 30      ended June 30     ended June 30     ended June 30        December 31
                                               2004               2003              2004              2003               2003
                                      -------------      -------------     -------------     -------------      -------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------

Net loss of ECI reported
 according to US GAAP                       (4,753)           (42,798)           (3,527)          (34,992)           (71,040)

Adjustments:
Timing differences in
 revenue recognition due to
 implementation of SAB 101                       -             (5,090)                -              (410)            (5,905)
Finance income - FAS 133                     5,987              1,654             1,392               280             (4,843)
Tax expenses                                  (336)               (37)             (181)               66               (956)
Amortization of excess cost
 attributed to intangible assets              (402)              (864)              (39)             (477)            (1,556)
Profit (loss) from marketable
 securities                                 (1,282)                 -                 -                 -              1,282
Impairment in value of assets                    -              2,452                 -             2,452              2,452
Discontinued activities                        969                  -               969                 -                  -
                                      -------------      -------------     -------------     -------------      -------------
Net gain (loss) of ECI
 according to Israeli GAAP                     183            (44,683)           (1,386)          (33,081)           (80,566)
                                      =============      =============     =============     =============      =============


                                                                                                                                  18


                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements
--------------------------------------------------------------------------------


Note 4 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim-Agan Industries Ltd. ("M-A Industries")-subsidiary

     1. At December 31, 2003, Koor held 48.59% of the voting rights in M-A Industries, and taking into account the voting agreement with certain other shareholders, Koor held most of the voting rights. Therefore, the financial statements of M-A Industries for 2003 were included in the consolidated financial statements of the Company.
          In January 2004, Koor sold 27 million shares of M-A Industries for approximately NIS 418 million. The capital gain of NIS 160 million (before tax) is included in "other income". Likewise, a tax asset of NIS 59 million which had been created in 2003, because of the expectation that the brought forward tax losses would be utilized, was realized as a result of this sale.

          As a result of this sale, and after the realization and conversion of convertible securities that had been allotted to the public and to employees, Koor's holding percentage in the voting rights of M-A Industries at the end of the second quarter of 2004, is 39.8% (32.9% on a fully diluted basis).

          In the opinion of Koor's management, from the range of circumstances that weight Koor's shareholding percentage in M-A Industries, the broad dispersal of voting rights among the other shareholders, the low level of shareholding by the other shareholders, the low likelihood of the creation of a block of votes opposing Koor at shareholder meetings and past experience related to the attendance at shareholder meetings, as well as the voting percentages and opposition at the meetings show that the economic substance that stood and continues to stand at the basis of the relationship between the Company and M-A Industries immediately before and after the said transactions demonstrates effective control, i.e., the ability of Koor to determine the financial and operational policies of M-A Industries. Therefore, as long as economic circumstances that negate the ability to exercise effective control, as mentioned above, are not created, the financial statements of M-A Industries continue to be included in the Company's consolidated financial statements.

     2. In October 2001, M-A Industries and some of its subsidiaries entered into a securitization arrangement, for the sale of their trade receivables to companies in the Bank of America Group (the Purchasing Companies). The cash balance of trade receivables sold at the balance sheet date amounted to approximately 150 million dollars (June 30, 2003 - 150 million dollars, December 31, 2003 - 125.3 million dollars).
          The maximum amount of financial resources expected to be at the disposal of the Purchasing Companies to purchase trade receivables of subsidiaries is approximately 150 million dollars on a current basis, so that the proceeds received from the customers whose debts were sold are used to purchase new trade receivables.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements
--------------------------------------------------------------------------------


Note 4 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim-Agan Industries Ltd. ("M-A Industries") - subsidiary
          (cont'd)

     3. M-A Industries and its subsidiary in Brazil undertook, if certain conditions are met, to indemnify certain financial institutions, in respect of credit received by customers of the subsidiary from those financial institutions, which was used to repay the debts of these customers to the subsidiary, in respect of its sales to those customers.

          The amount of the indemnification undertaking at the balance sheet date is about 57 million dollars (June 30, 2003 - 84 million dollars, December 31, 2003 - 85 million dollars).

     4. In a private placement to institutional investors (mainly overseas) in March 2004, M-A Industries allotted non- marketable convertible debentures in the amount of 145 million dollars par value, in consideration for their par value. The debentures are for a 7-year period and bear annual interest at the rate of 1.75%, to be paid annually, in the month of March. The debentures may be converted into ordinary shares of the company, of NIS 1 par value each, at a conversion rate of NIS 20.5 par value, according to a fixed exchange rate of NIS 4.514 per 1 U.S. dollar. The ordinary shares to be allotted as a result of the conversion of the debentures will be listed for trading on the Tel Aviv Stock Exchange.

          On March 22, 2007, the bondholders will have the right, by serving prior written notice to M-A Industries (between 30 and 60 days prior to March 22, 2007), to demand redemption of the debentures (principal and interest balance at such date).

          M-A Industries will have the right to force the conversion of the debentures, beginning March 22, 2007, as long as the average share price of M-A Industries in the period of 20 business days preceding the notice of forced conversion, will be more than 30% higher than the conversion price of the debentures.

          Under the terms of the allotment, M-A Industries allotted to the underwriters 5 million dollars, par values debentures at identical terms.
          The issue costs for these debentures totaled 2.5 million dollars.

     5. In March 2004, a subsidiary of M-A Industries transferred to a third party, in an off-market transaction, 7 million shares of M-A Industries it had held. Under the terms of the agreement, the proceeds will be paid by the end of one year from the transfer date, whether in cash, based on the share price on the stock exchange on such date, or whether in the shares of M-A Industries plus an increment of 0.5% of the share price on the stock exchange. Since the cash proceeds have not yet been received, no capital issuance was recorded in respect of the transferred shares.
          During the second quarter, 1,908 thousand of the above shares were returned, for the purpose of paying the consideration for the acquisition of a group of companies in the U.S., as discussed in Note 4B(7).

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements
--------------------------------------------------------------------------------


Note 4 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim-Agan Industries Ltd. ("M-A Industries") - subsidiary
          (cont'd)

     6. In March 2004, M-A Industries' Board of Directors resolved to distribute a dividend of 7,200 thousand dollars, to be paid on June 1, 2004. In May 2004, M-A Industries' Board of Directors resolved to distribute a dividend of 13,500 thousand dollars, to be paid on September 1, 2004. Subsequent to the balance sheet date, M-A Industries' Board of Directors resolved to distribute an additional dividend of 12,200 thousand dollars, to be paid on December 1, 2004.

     7. In April 2004, M-A Industries, through a wholly-owned and controlled subsidiary, signed agreements to acquire ownership and control in a group of three companies, Vegetation Management LLC, Farm saver.com LLC and Nation Ag II LLC ("the acquired companies"), which are engaged in the registration, import and marketing of agrochemicals in the U.S. Pursuant to the agreements, before the acquisition date, a subsidiary acquired from the acquired companies intangible assets that they had owned (registration, licenses and other intellectual property).

          The total consideration for the acquisition was 51 million dollars. Of this sum, 38 million dollars was for the purchase of the intangible assets and the balance for the acquisition of the shares. 7.5 million dollars of the total consideration was paid through the transfer of 1,908 thousand shares of the Company that had been held by the subsidiary.
          In 2006, the subsidiary could pay additional consideration of up to 20 million dollars for the acquisition, based on the earnings of the acquired operations in the years 2004 - 2005, and based on additional conditions stipulated in the agreement. The management of M-A Industries estimates that this amount will be paid in full and, therefore, this amount was included in the acquisition cost.

          The excess cost of investment created upon the acquisition totaled 9 million dollars and was allocated to goodwill. The goodwill and intangible assets acquired are amortized over a 20-year period, which, M-A Industries believes, represents the period of economic benefit deriving from them.

          The financial statements of the investees were consolidated for the first time, beginning May 2004. The effect of the first-time consolidation of the acquired operations on the statement of operations is additional revenues of NIS 32 million and additional net income of NIS 7 million (the share of Koor in the additional net income is NIS 3 million). The effect on the consolidated balance sheet at June 30, 2004 is an addition of NIS 369 million to assets.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements
--------------------------------------------------------------------------------


Note 4 - Information Regarding Certain Investees (cont'd)

     B.   Makhteshim-Agan Industries Ltd. ("M-A Industries") - subsidiary
          (cont'd)

     8. In June 2004, M-A Industries, through a wholly-owned and controlled subsidiary ("the acquiring company"), signed an agreement to acquire 45% of the rights in an American company, Control Solutions Inc. ("CSI"), which is engaged in the marketing of pesticides to the non-agricultural market in the U.S., in consideration for 13.5 million dollars in cash.

          The excess cost of investment created upon acquisition, amounting to 11 million dollars, was allocated to goodwill and is amortized over a 20-year period, which, M-A Industries estimates, constitutes the period of economic benefit deriving from it.

          Pursuant to the acquisition agreement, as long as the acquiring company holds 45% of the shares of CSI, decisions on subjects critical to CSI will be reached jointly with all the shareholders in CSI. Therefore, CSI was consolidated in the financial statements by the proportionate consolidation method.

          Likewise, the acquiring company was given an option, exercisable at any time in the next three years, to increase its stake in CSI to 60%, in consideration for a payment to range between 1.5 million dollars and 10.5 million dollars, based on the earnings of CSI in the years 2004 - 2006. Furthermore, beginning from 2009, the acquiring company and the other shareholders in CSI have the right to cause the acquiring company to acquire from the other shareholders in CSI the balance of their shares in CSI, for consideration to be determined based on the earnings of CSI in the three years preceding the acquisition date.

          The financial statements of CSI were included by proportionate consolidation beginning from June 2004. The effect of the first-time consolidation on the consolidated statements of operations is additional revenue of NIS 9 million. The effect on the consolidated balance sheet at June 30, 2004 is the addition of NIS 90 million to assets.


     9. Subsequent to the balance sheet date, M-A Industries, through a wholly-owned and controlled subsidiary, signed an agreement to acquire all of the shares and rights of an Australian company, Farmoz PTY Limited ("Farmoz"), which is engaged in the marketing and distribution of pesticides in Australia. In consideration for the acquisition, the subsidiary paid 15.7 million dollars. In addition, before the signature date, the previous shareholders of the Farmoz received a dividend of 9.5 million dollars.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements
--------------------------------------------------------------------------------


Note 4 - Information Regarding Certain Investees (cont'd)

     C.   Elisra Electronic Systems Ltd. ("Elisra") - subsidiary

          Subsidiaries of Elisra filed a claim of 96 million dollars during 2003 to receive insurance payments in respect of a fire that erupted in their plants and caused damage to equipment, building, inventory and projects in progress.

          During the second quarter of 2004, the subsidiaries filed a motion with the court to issue a partial ruling of NIS 148 million (in addition to NIS 45 million in advances already paid by the insurance company), supported by the admission by the insurance company and its representatives of their liability deriving from the insurance event, while the dispute focuses on the amount of damages.


     D.   Koor Corporate Venture Capital ("Koor CVC")- consolidated partnership

     1. In the current period, the management of Koor Venture Capital Partnership estimated that the value of the investments in several portfolio companies is lower than the investment cost. Therefore, it decided to write down the value of the investments in the portfolio companies by a total of NIS 39 million.

     2. In June 2004, Cisco Systems purchased all the shares of Riverhead Inc. from its shareholders for a consideration of 39 million dollars. The share of Koor CVC in the proceeds is 7 million dollars. The gain to Koor CVC is NIS 17 million.


     E.   Knafaim-Arkia Holdings Ltd. ("Knafaim") - an affiliate

     1. During 2003 and in the first quarter of 2004, Knafaim acquired a percentage of shares which does not confer the status of related party, and options of El Al Israel Airlines Ltd. ("El Al"). During the second quarter of 2004 after receiving approval to increase its stake in the shares of El Al above 5%, Knafaim exercised some of the options. Thus, after the exercise, Knafaim holds 22% of El Al's issued share capital. Pursuant to a third-party voting agreement, Knafaim holds 24.9% of the voting rights of El Al. Subsequent to balance sheet date, Knafaim filed a request to the State of Israel, which holds a special share in El Al, for approval to increase its stake in El Al above 25%. If all the options held by Knafaim are exercised, the shareholding percentage in El Al could reach 52.8% of El Al's shares. In addition, Knafaim filed a merger notice, with respect to its holdings in El Al, with the Anti-Trust Commissioner. Subsequent to the balance sheet date, Knafaim received the Commissioner's approval with restrictive conditions.

     2. In a private placement in March 2004, Knafaim issued debentures and options totaling NIS 135 million, earmarked in part to finance the exercise of the abovementioned options. At June 30, 2004, Koor holds 28.3% of the shares of Knafaim. Assuming realization of all the convertible securities it was issued by Knafaim, Koor will hold 25.04% of Knafaim's shares.

                                                         Koor Industries Limited
                                                        (An Israeli Corporation)

Notes to the Interim Financial Statements
--------------------------------------------------------------------------------


Note 5 - Contingent Liabilities and Commitments

     During October 1997, proximate to the publication date of a newspaper article, which included certain details on alleged violations of the Anti-Trust Law, 1988 ("the Law"), relating to price fixing and alleged absence of competition between Tadiran Ltd. (a subsidiary of Koor - "Tadiran") and Tadiran Telecommunications Ltd. (a former subsidiary of Koor that merged with ECI - "Telecommunications") and between Telrad Networks Ltd. (a subsidiary of Koor - "Telrad"), an investigation was conducted on behalf of the Anti-Trust Commissioner ("the Commissioner") in the offices of Tadiran, Telecommunications, Telrad and the Company, during which certain documents were gathered, certain employees were questioned and additional information was provided, as requested.

     On March 4, 2002, Tadiran (which had undertaken to indemnify ECI for any damage it would sustain as a result of matters being investigated by the Commissioner) and Telrad received notice from the Anti-Trust Authority that it was considering the possibility of standing each of them for trial because of violations of the law, with respect to actions that the Anti-Trust Authority alleges were taken by each of them, on various matters related to the supply of public switches in the years 1993 - 1997. The Authority's notice stated that the allegations against Telrad and Tadiran in the private switches market are still being examined by the Commissioner.

     Pursuant to the Law, penalties can be imposed on the perpetrator of the Law's violations, and that there are possible civil implications, if it is proven that damages resulted from a violation of the Law. Contact with the Restrictive Trade Practices Authority is underway, in an effort to conclude the proceedings related to the Authority's investigation.



Note 6 - Changes in the Corporate Tax Rate

     On June 29, 2004, the Knesset approved the Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 ("the Amendment").
     The Amendment prescribes a gradual reduction in the corporate tax rate, from 36% to 30%, in the following manner: in the 2004 tax year, a tax rate of 35% will be imposed, in 2005, a tax rate of 34% will be imposed, in 2006, a tax rate of 32% will be imposed, and from the 2007 tax year and thereafter, the tax rate will be 30%.
     The current taxes and the deferred tax balances at June 30, 2004 are calculated based on the new tax rates, as prescribed in the amendment. The effect of the change on the consolidated financial statements for the second quarter of 2004 is a reduction in income tax expenses of NIS 14 million and an increase in the group equity in the operating results of affiliates, net of NIS 9 million.


Note 6 - Business Segments

     Data regarding business segments of the Koor Group.



                               Six months ended June 30             Three months ended June 30            Year ended December 31
                       ----------------------------------------  --------------------------------------
                               2004                 2003                2004                2003                   2003
                       --------------------  ------------------  ------------------  ------------------   ----------------------
                             Unaudited           Unaudited           Unaudited           Unaudited               Audited
                       --------------------  ------------------  ------------------  ------------------   ----------------------
                                             Adjusted in terms                       Adjusted in terms      Adjusted in terms
                                             of NIS of December                      of NIS of December     of NIS of December
                          Reported amounts*                2003   Reported amounts*                2003                   2003
                       --------------------  ------------------  ------------------  ------------------   ----------------------
                           NIS                 NIS                 NIS                 NIS                    NIS
                         thousands        %  thousands        %  thousands        %  thousands        %     thousands          %
                       -----------  -------  ---------  -------  ---------  -------  ---------  -------   -----------  ---------

Revenues from sales
 and services:
Segments:

Telecommunications       340,287     7.36    413,758    10.50    176,316     7.92    209,053    11.44       796,059    10.35
Defense electronics      580,263    12.54    666,862    16.92    293,689    13.18    321,110    17.58     1,286,432    16.73
Agro-chemicals and
 other chemicals       3,453,523    74.63  2,672,361    67.78  1,603,708    72.00  1,189,005    65.08     5,191,913    67.51
Venture capital
  investment                   -        -          -        -          -        -          -        -             -        -
Others                   253,248     5.47    189,434     4.80    153,700     6.90    107,737     5.90       416,026     5.41
                       ---------  -------  ---------  -------  ---------  -------  ---------  -------     ----------  -------
Total segments         4,627,321   100.00  3,942,415   100.00  2,227,413   100.00  1,826,905   100.00     7,690,430   100.00
                       =========  =======  =========  =======  =========  =======  =========  =======     ==========  =======
Operating earnings
 (loss) according
 to segments:
Telecommunication        (16,513)   (2.43)     5,457     1.20    (12,052)   (4.03)     2,673     1.21         3,158     0.34
Defense electronics       17,025     2.51    (34,788)   (7.67)     8,911     2.98       (145)   (0.07)       (4,294)   (0.46)
Agro-chemicals and
 other chemicals         682,593   100.44    501,628   110.62    298,562    99.88    209,157    94.92       949,290   102.61
Venture capital
  investments (1)           (858)   (0.13)      (634)   (0.14)      (284)   (0.09)      (277)   (0.13)       (1,445)   (0.16)
Others                    (2,659)   (0.39)   (18,165)   (4.01)     3,769     1.26      8,975     4.07       (21,536)   (2.33)
                       ---------  -------  ---------  -------  ---------  -------  ---------  -------     ----------  -------
Total segments           679,588   100.00    453,498   100.00    298,906   100.00    220,383   100.00       925,173   100.00
                                  =======             =======             =======            ========                 =======
Joint general
 expenses                (18,218)            (20,527)             (9,706)             (8,872)               (28,888)
                       ---------           ---------           ---------           ---------              ----------
Total operating
 earnings                661,370             432,971             289,200             211,511                896,285
                       =========           =========           =========           =========              ==========

*      With respect to discontinuance of adjustment for the effect of inflation to the CPI of December 2003, see Note 2.
(1)    Not including provisions for the decline in the recoverable value of venture capital investments.


                                                                                                                                  25


                             Koor Industries Limited
                            (An Israeli Corporation)

                              Financial Statements
                               As at June 30, 2004
                                   (Unaudited)



















                                                                              26